May 15, 2009
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Attention: Rufus Decker

Re:	MASTEC, INC. Form 10-K for the fiscal year ended December 31, 2008 File No. 1-8106
Dear Mr. Decker:
     We are submitting this response to your letter dated April 21, 2009 (the “Comment Letter”) addressed to C. Robert Campbell, Executive Vice President/Chief Financial Officer of MasTec, Inc. (the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”). We appreciate the additional time that you granted us to respond to your comments.
     For ease of reference, we have reproduced the comments set forth in the Comment Letter, as numbered, before each response below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments. Additionally, we acknowledge that:
✓	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

✓	the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

✓	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE
     We have provided the additional or revised disclosures as requested within the responses included in this letter. Additionally, in circumstances where we deemed the comment to apply, we added disclosure to our Form 10-Q as of and for the period ended March 31, 2009 (“10-Q”), filed on April 29, 2009, and the revisions and additional disclosures included in that document have been set forth below to supplement the responses.
Item 1 — Business, page 5
Customers, page 9
2.	We note the disclosure regarding your significant customers in the third risk factor on page 14. Please disclose the information required by Item 101(c)(1)(vii) of Regulation S-K. Please also clarify the type of agreement you have with each of these significant customers.
RESPONSE
     As noted on page 14 of the 10-K, we earn greater than 10% of our revenue from two customers, DIRECTV® and AT&T, which represent 34.0% and 11.9% of consolidated revenue, respectively. Item 101(c)(1)(vii) requires that the “name and the relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrants consolidated revenues and the loss of such customer would have a material adverse effect on the registrant, and its subsidiaries, taken as a whole.”
     The following additional disclosures were added to the Company’s 10-Q and will be added to our future filings:
     “DIRECTV® represents 37% and 47% of our total consolidated revenue for the quarter ended March 31, 2009 and 2008, respectively. Our relationship with DIRECTV® is based upon two agreements to provide installation and maintenance services for DIRECTV® customers and, in support of the installation business, to provide marketing and sales services on behalf of DIRECTV®.
     AT&T represents 11% and 7% of our total consolidated revenue for the quarter ended March 31, 2009 and 2008, respectively. Our relationship with AT&T is primarily based upon master service agreements, other service agreements and construction/installation contracts for both AT&T’s wireline and wireless infrastructure.”

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
General
3.	Please expand MD&A to provide a discussion of recent economic events and their current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information regarding your customers, recent order activity, expected trends, management’s response to managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.
RESPONSE
     We have been negatively impacted by recent economic events primarily in terms of revenues earned versus our expectations. We believe that this is due to hesitation to execute capital expenditure plans by the Company’s customers due to a combination of i) overall economic uncertainty, ii) a desire to secure stimulus funds before executing capital spending, and iii) a lack of robust credit markets. At this time, we believe that capital spending plans have been only delayed until later this year and that revenue volumes will be higher than anticipated as the year progresses in an attempt to complete projects which have been delayed from original timetables.
     In order to convey these views, we have modified the MD&A sections set forth within our 10-Q as follows:
     In the “Overview” section, we added the following language:
     “Although our revenue for the first quarter of 2009 was up sharply, it was nevertheless negatively impacted by the weak state of the U.S. economy and the resulting delay in expenditures by our customers. We are also uncertain as to when the governmental stimulus initiatives will begin to have a noticeable impact on the industries we serve, however, we do anticipate increased capital spending on infrastructure as the year progresses.”
     In the discussion for the “Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008” we made the following statements in our discussion of Revenue (modified slightly for future filings):

     “Our revenue was $342.1 million for the three months ended March 31, 2009, compared to $262.0 million for the same period in 2008, representing an increase of $80.1 million or 30.6%. This increase was primarily related to revenue of approximately $82.9 million from three businesses acquired during 2008 partially offset by the negative impact on revenue primarily due to tightened capital expenditures by our customers and slower developing business resulting from the U.S. economy. First quarter revenue does not reflect any economic impact from federal and state stimulus initiatives.”
     In the discussion for the “Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008” we made the following statements in our discussion of Cost of Revenue highlighting that gross margins have improved from the same quarter in the prior year:
     “Our costs of revenue were $290.9 million or 85.0% of revenue for the three months ended March 31, 2009, compared to $226.8 million or 86.6% of revenue for the corresponding period in 2008, a $64.1 million increase or 28.3%. The increase is primarily attributable to $68.4 million in costs of revenue incurred on three businesses acquired during 2008 partially offset by a 2% decrease in costs of revenue. As a percentage of revenue, cost of revenue improved 160 basis points reflecting slower growth in labor costs when compared to revenue growth plus a decline in fuel costs.”
     In the last paragraph of the “Financial Condition, Liquidity and Capital Resources” section on page 27, we stated the following:
     “Through March 31, 2009, our cash flows and liquidity have not been significantly impacted by the slow economy and the general lack of credit availability. Given the generally good credit quality of our customer base, we do not expect a collections issue that would impact our liquidity in the foreseeable future. As a result of our current capital structure, including our Credit Facility, we do not anticipate the current restricted credit markets will impact our liquidity. We anticipate that funds generated from continuing operations, borrowings under our Credit Facility and our cash balances will be sufficient to meet our working capital requirements, anticipated capital expenditures, insurance collateral requirements, earn-out obligations, letters of credit and debt service obligations for a least the next twelve months.”
     We will update these statements in future 10-Q and 10-K filings as our circumstances and our outlook changes.
Critical Accounting Policies and Estimates, page 32
Revenue Recognition, page 32
4.	Please disclose how you treat unapproved change orders in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us how you determined this method appropriate.

     During the past three years approximately 20-40% of our revenues were subject to the percentage of completion method of accounting as set forth in AICPA’s Statement of Position 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Our revenue recognition policy requires accounting for long-term construction contracts to be in conformity with the requirements of SOP 81-1.
     In practice, we don’t recognize revenue on unapproved change orders. Generally, periods of time in which costs are incurred without an approved change order are short. However, in rare instances, scope changes requested by the customer are too large to be accumulated, updated and approved prior to execution of the work and still meet the owners required timetables. In these instances, we may record revenue up to the amount of the related cost in accordance with paragraph 62b of SOP 81-1. According to paragraph 62b of SOP 81-1, referring to the treatment of unpriced, unapproved change orders, “if it is probable that the costs will be recovered through a change in the contract price, the costs should be deferred (excluded from the cost of contract performance) until the parties have agreed on the change in contract price, or, alternatively, they should be treated as costs of contract performance in the period in which they are incurred, and contract revenue should be recognized to the extent of the costs incurred.” (emphasis added)
     We require a substantial burden of proof to support a case that it is probable that the costs related to an unapproved change order will be recovered. Depending upon materiality, evidentiary material will most likely include, among other things, obtaining legal opinions and engineering reviews. Recovery includes assessing that it is probable that the revenue is both realizable and collectable.
     To add more detail regarding this policy, we supplemented our revenue recognition policy in our 10-Q by adding the following text to the prior disclosure we had in the Form 10-K (modified slightly for future filings):
     “Periodically, work is performed outside of the specific requirements of the contract at the request of the customer. Generally, the revenue associated with such work is not recognized until the change order reflecting the scope and price for such work is executed. In rare instances, in accordance with SOP 81-1, the revenue may be recognized up to the amount of the cost if it is probable that the revenue is both realizable and collectable.”
Valuation of Goodwill and Intangible Assets, page 34
5.	In the interest of providing readers with better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	A qualitative and quantitative description of the material assumptions used when evaluating goodwill and intangible assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes.
RESPONSE
     We will provide the following additional disclosures regarding our annual evaluation of goodwill for impairment in future 10-K filings. As of December 31, 2008, these additional disclosures would have included:
     From 2006 to 2008, management performed its annual impairment review of goodwill and certain identifiable intangible assets with an infinite useful life during the fourth quarter. The Company’s goodwill resides in multiple reporting units. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, management identifies its reporting units by assessing whether each reporting unit constitutes a business for which discrete financial information is available. Management estimates the fair value of each reporting unit and compares the fair value to its carrying value including goodwill. If the carrying value exceeds the fair value, the value of the reporting units goodwill or other indefinite lived intangibles may be impaired and written down.
     During the three year period ended December 31, 2008, management estimated the fair value of the Company’s reporting units based on a five-year projection of revenues, operating costs, and cash flows considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies. Management applied a five year discounted cash flow technique utilizing a terminal value equal to 5.5 to 7 times year five EBITDA (earnings before net interest expense, income taxes, depreciation and amortization). Discount rates ranged from 10% to 14% per annum and represented the Company’s estimated cost of capital at the time of the analysis. A 100 basis point change in the discount rate would not have had a material impact on the results of the impairment analysis.
     Based upon these analyses, no material impairment charges were required for the three years ended December 31, 2008.

Financial Condition, Liquidity, and Capital Resources, page 39
6.	We note your Credit Facility and senior notes contain covenants that set minimum fixed charge coverage ratios, among other restrictions. You disclose on page 40 that you may not be able to achieve your 2009 projections and this may adversely affect your ability to remain in compliance with your Credit Facility’s minimum net availability requirements and minimum fixed charge coverage ratio in the future. Since it appears reasonably possible that you will not be in compliance with one or more of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also revise to show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
RESPONSE
     Our statement quoted above was too conservative and we believe overstates the risk that we may miss our fixed charge coverage ratio or any of our debt covenants. Our net availability and fixed charge coverage ratio as compared to the minimum requirements under the Credit Facility as of March 31, 2009 and December 31, 2008 are as follows:

(in $ millions except ratios)	March 31, 2009		December 31, 2008
	Actual	Required	Actual	Required

Net Availability	$51.9	$25.0	$82.2	$25.0
Fixed Charge Coverage Ratio	3.71x	1.20x	3.55x	1.20x
     We have a reasonable margin for error and anticipate that even under circumstances where we do not meet our forecast expectations for the year, the risk that we may not comply with any of our debt covenants is remote (as defined in Statement of Financial Accounting Standards No. 5, Accounting for Contingencies).
     Under the requirements of Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350, the third bullet of I.D directly speaks to the primary issue identified in the Staff’s question: “companies also should consider whether their MD&A should include enhanced disclosure regarding debt instruments, guarantees and related covenants.” Section IV.C addresses disclosure for: 1) companies that are, or are reasonably likely to be, in breach of its debt covenants or 2) a company’s consideration of the impact of debt covenants on its ability to undertake additional debt or equity financing. Because we believe that our risk of not complying with debt covenants is remote, the requirement to disclose additional information and calculations pertaining to our debt covenant requirements does not currently apply.
     Regarding number 2 of Section IV.C above, we do supplement our description of the senior notes on page 40 of the 10-K by noting that “the indenture which governs our senior notes allows us to incur the following additional indebtedness among others: credit facilities under a defined threshold, renewals to existing debt permitted under the indenture plus an additional $50 million of indebtedness, and further indebtedness if our fixed charge coverage ratio, as defined, is at least 2:1. In addition, the indenture prohibits incurring additional capital lease obligations in excess of 5% of our consolidated net assets, as defined, at any time the senior notes remain outstanding.”

     Under Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 “if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A.” Under the circumstances outlined above, we believe that the risk of failing a debt covenant is remote and thus our debt covenants are not expected to have a material impact on liquidity. As a result, we determined that a more detailed discussion was unnecessary.
     We believe that the risk of not complying with our debt covenants is remote and, as a result, will eliminate the sentence discussed in your comment from our disclosure. We will update or provide more appropriate disclosure in future 10-K and 10-Q filings if circumstances change.
7.	We note the disclosure in the last sentence of the first paragraph on page 40 that you are in compliance with the provisions and covenants of the credit facility. However, you do not provide similar disclosure with respect to the senior notes and other debt instruments. Please revise accordingly.
RESPONSE
     We added the following comment to the discussion of the $150.0 million, 7.625% senior notes due 2017 on page 29 of the 10-Q for the period ended March 31, 2009: “At March 31, 2009, we were in compliance with all provisions and covenants of the 7.625% senior notes.”
     The Company will maintain and update this disclosure addressing compliance with the senior notes in all future 10-K and 10-Q filings.
8.	Please revise your table of contractual cash obligations on page 43 to include, in a separate line item, the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
RESPONSE
     We will revise the contractual cash obligations table to include interest expense on all debt and capital lease obligations in future 10-K filings. As of December 31, 2008, the table including the revisions noted above would have appeared as reflected below:

     The following table sets forth our contractual obligations as of December 31, 2008 during the periods indicated below (in thousands):

		Payments Due By Period
Contractual		Less than	1-3	3-5	More than 5 Years
Obligations	Total	1 Year	Years	Years	and Thereafter
Senior notes	$150,000	$—	$—	$—	$150,000
Line of credit outstanding	42,468	—	—	42,468	—
Convertible notes	55,000	—	—	55,000	—
Equipment term loan	20,243	4,052	9,010	7,181	—
Notes payable for equipment	25,614	10,310	11,311	3,809	184
Earn-out obligations (1)	14,701	14,701	—	—	—
Capital leases	11,013	2,522	5,643	2,720	128
Operating leases	74,447	24,746	28,846	15,064	5,791
Legal settlements (2)	8,700	8,700	—	—	—
Executive life insurance	14,399	1,134	2,269	2,269	8,727
Interest (3)	142,658	28,766	41,905	35,702	36,285

Total	$559,243	$94,931	$98,984	$121,745	$243,583

(1)	Under certain acquisition agreements, we have agreed to pay the sellers earn-outs based on the performance of the businesses acquired. Certain of these earn-out payments may be made in either cash or, under certain circumstances, MasTec common stock at our option. Due to the contingent nature of these earn-out payments, we have only included earn-out obligations which are presently quantifiable.

(2)	In April 2008, we entered into a definitive settlement agreement to settle our dispute with Coos County, which provides for two payments for $4.35 million each, totaling $8.7 million. See Note 17 — Commitments and Contingencies.

(3)	Interest represents interest payments due on all debt and capital lease obligations. All of our debt, with the exception of our line of credit, are fixed interest rate obligations. We have assumed that our line of credit bears interest at a rate of 3.96%, which is the rate outstanding at December 31, 2008, applied to the balance outstanding as of December 31, 2008 until the maturity of the facility in May 2013.
Item 8 — Financial Statements and Supplementary Data, page 45
General
9.	Please disclose the accumulated balances for each component of accumulated other comprehensive loss. You may present this disclosure on the face of your balance sheet, statement of changes in shareholders equity, or in a footnote. See paragraph 26 of SFAS 130.
RESPONSE
     We have added to Note 3 in the Notes to the Condensed Unaudited Consolidated Financial Statements as of and for the period ended March 31, 2009 the following sentence to further clarify the significant accounting policy for comprehensive income (loss):

“Accumulated other comprehensive loss of $13.0 million and $13.4 million as of March 31, 2009 and December 31, 2008, respectively, is primarily due to unrealized losses from securities available for sale.”
     Accumulated comprehensive income (loss) as of March 31, 2009 and December 31, 2008 totaled $13.0 million and $13.4 million, respectively. Of this total, approximately $12.6 million and $13.1 million, respectively, relates to the unrealized loss on available for sale securities discussed in Note 6 to the Condensed Unaudited Consolidated Financial Statements. The remaining accumulated balance of $0.4 million and $0.3 million, respectively, relates to accumulated foreign currency translation losses. Due to immateriality of the remaining balance, we focused our disclosure on the unrealized loss on available for sale securities.
     We will continue to provide and update our accumulated comprehensive income (loss) in our future 10-K and 10-Q filings.
10.	You disclose on page 24 that in connection with your acquisition of Wanzek, you issued $7.5 million shares and $55 million in principal amount of 8% convertible notes and granted the sellers certain registration rights. Please tell us how you have accounting for the registration rights, including what consideration was given to FSP EITF 00-19-2. Please also provide the disclosures required by paragraph 12 of FSP EITF 00-19-2.
RESPONSE
     We considered FSP EITF 00-19-2 in writing our disclosure related to the 8% Wanzek convertible note in the principal amount of $55 million (“Wanzek note”). FSP EITF 00-19-2 requires accounting for and disclosure of registration payment arrangements, whereby generally, if the issuer fails to file a registration statement and have it declared effective within a set time frame, the issuer must pay consideration to the holder of the security. The registration rights under the Wanzek note provide for “piggyback” registration rights which are not subject to any penalties or payment arrangements. As a result, we do not believe that the additional disclosures required under paragraph 12 of FSP EITF 00-19-2 are applicable. However, in order to eliminate confusion in our disclosures, we added a sentence to Note 5 — Acquisitions on page 13 of the 10-Q in the discussion of the Wanzek acquisition as follows:
     “The purchase agreement provides for “piggyback” registration rights without penalty or registration payment arrangements.”
     We will maintain and update this disclosure regarding the Wanzek note in future 10-K and 10-Q filings.

Consolidated Statements of Cash Flows, page 50
11.	It appears that you have included $18 million of restricted cash in your beginning of period and end of period cash balances for your 2008 statement of cash flows. Please expand your disclosure on page 52 to discuss the restrictions on restricted cash related to collateral for letters of credit, including the length of time the cash is restricted, and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets. Please refer to paragraphs 7-10 of SFAS 95.
RESPONSE
     As of December 31, 2008, we had provided $18 million in cash to the bank which administrates our Credit Facility in support of our outstanding letters of credit. Our Credit Facility provides us with additional borrowing availability equivalent to the amount of the cash deposited. As a result, although the specific dollars are restricted, we have not lost any liquidity as a result of depositing the funds. Additionally, the funds are invested in certificates of deposit with maturities of 90 days or less.
     Under these circumstances, we believe it is appropriate to classify the restricted cash as cash and cash equivalents. We will add a sentence to our significant accounting policy disclosure in future 10-K and 10-Q filings as follows:
     “Restricted cash, included in cash and cash equivalents, represents cash deposited in support of letters of credit issued through our Credit Facility. Our Credit Facility provides full availability for those funds and there is no reduction in liquidity. The cash is invested in certificates of deposit with maturities equal to or less than 90 days.”
Note 4 — Acquisitions, page 58
12.	Please disclose the amount of goodwill that you recorded as a result of your acquisitions that is expected to be deductible for tax purposes as required by paragraph 52(c)(1) of SFAS 141.
RESPONSE
     We modified our disclosure in the 10-Q to include in Note 5 for each recent acquisition a statement as to the amount of goodwill and whether that goodwill is deductible for tax purposes as required by paragraph 52(c)(1) of SFAS 141. For example, under the discussion of the Wanzek acquisition, we stated:
     “As of March 31, 2009, Wanzek had goodwill of $88.9 million, which is not deductible for income tax purposes.”

     We will include continue to provide and update this disclosure in our future 10-K and 10-Q filings.
13.	You made references on page 59 to the use of independent third parties in determining the value of the option to purchase the DirectStar business. You also made references on pages 34 and 65 to the use of an independent valuation firm in estimating the fair value of your auction rate securities. Please tell us the nature and extent of the independent third parties’ involvement. Also, tell us whether you believe the independent third parties were acting as experts as defined in the Securities Act of 1933.
RESPONSE
     We engaged Houlihan Smith for the purpose of providing an independent valuation of our auction rate securities as of March 31, 2009 and December 31, 2008. Houlihan Smith provided Consents of Independent Valuation Firm which were filed as exhibits 23.1 and 23.2, respectively, of the 10-Q and the 10-K as of December 31, 2008.
     We have eliminated the references to independent third parties in the discussion of the option to purchase the DirectStar business in the 10-Q. The parties noted assisted us in determining the appropriate valuation of the option, however, the final valuation was determined by management and therefore those parties were not acting as experts as defined in the Securities Act of 1933.
Item 9A — Controls and Procedures, page 83
Evaluation of Disclosure Controls and Procedures, page 83
14.	We note the disclosure in the second paragraph. Please tell us, and revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures were made at that assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 (June 5, 2003), available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE
     We have designed our disclosure controls and procedures to provide “reasonable assurance” that the controls will meet their objectives and the evaluation of the principal executive and principal financial officer tested those controls at the “reasonable assurance” level and found them to be effective.
     We will revise the statement in future filings as follows:
     Our management has designed our disclosure controls and procedures to provide “reasonable assurance” of achieving our control objectives. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely.
     In connection with this annual report on Form 10-K, our Chief Executive Officer and Chief Financial Officer evaluated, with the participation of our management, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on management’s evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 20XX.

     We believe we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (305) 599-1800.

Very truly yours,
/s/ C. Robert Campbell
C. Robert Campbell
EVP, Chief Financial Officer

Cc:	MasTec, Inc. Audit Committee BDO Seidman, LLP Greenberg Traurig PA Errol Sanderson Andrew Schoeffler Jeffrey Gordon Lisa Haynes